UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 17, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary

Should you wish at any time to resume receiving shareholder communications by post, free of charge, please write to our Registrar at the address given on the inside back cover. Vote online You can also vote online via bhp.com or at eproxyappointment.com or use BHP‘s mobile voting service for smartphones. Please see enclosed instructions for more details. If you hold shares through CREST you may appoint a proxy or proxies via the CREST electronic appointment service. Full details of how to lodge a proxy are attached. To be counted, proxies must be received by 11.00 am (London time) on Tuesday, 15 October 2019. Please note that this notification is not a summary of the proposals contained in the Notice of Meeting or of any of the other documents mentioned below and is not a substitute for reading those documents. Shareholders should read the Notice of Meeting before taking a decision. Notification of Availability of BHP’s Annual Report Documentation 2019 BHP’s 2019 Annual Report and Notice of Annual General Meeting are now available online at bhp.com under the Investors section. You will receive these documents by post only if you have specifically requested them or if you have recently become a shareholder and have yet to specify your communication preference. Otherwise under the UK Companies Act, you are deemed to have agreed to view these documents online. For ease of voting, however, we have enclosed a personalised proxy form for all shareholders. BHP Group Plc Shareholder Pack 2019 If undeliverable please return to: Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom 257209_02_V1 Should you wish at any time to resume receiving shareholder communications by post, free of charge, please write to our Registrar at the address given on the inside back cover. Vote online You can also vote online via bhp.com or at eproxyappointment.com or use BHP‘s mobile voting service for smartphones. Please see enclosed instructions for more details. If you hold shares through CREST you may appoint a proxy or proxies via the CREST electronic appointment service. Full details of how to lodge a proxy are attached. To be counted, proxies must be received by 11.00 am (London time) on Tuesday, 15 October 2019. Please note that this notification is not a summary of the proposals contained in the Notice of Meeting or of any of the other documents mentioned below and is not a substitute for reading those documents. Shareholders should read the Notice of Meeting before taking a decision. Notification of Availability of BHP’s Annual Report Documentation 2019 BHP’s 2019 Annual Report and Notice of Annual General Meeting are now available online at bhp.com under the Investors section. You will receive these documents by post only if you have specifically requested them or if you have recently become a shareholder and have yet to specify your communication preference. Otherwise under the UK Companies Act, you are deemed to have agreed to view these documents online. For ease of voting, however, we have enclosed a personalised proxy form for all shareholders. BHP Group Plc Shareholder Pack 2019 158713_3_RUN_ON/000001/000001

Registered in England and Wales, Number 3196209 1 2 3 4 5 Questions from Shareholders Question(s): Please mark X if it is a question directed to the auditor All correspondence to: Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZY United Kingdom Telephone: +44 344 472 7001 Facsimile: +44 370 703 6322 The Annual General Meeting (AGM) of BHP Group Plc will be held at the QEII Centre, London, on Thursday 17 October 2019 at 11:00am (London time). Shareholders who are unable to attend the meeting, or who prefer to register questions in advance, are invited to submit any questions they have by completing and returning this form. Please return your completed question form to our Share Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, or by facsimile to +44 370 703 6322 by Thursday 10 October 2019. The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you can email the Share Registrar at web.queries@computershare.co.uk. You may also submit written questions to the auditor if the questions are relevant to the content of the auditor’s report or the conduct of the audit of the financial statements to be considered at the AGM. We will endeavour, during the course of the AGM, to address the themes most frequently raised in the submitted question forms. Please note that individual responses will not be sent to shareholders. 257209_02_V1

Proxy Form All correspondence to: Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZY United Kingdom Telephone: +44 344 472 7001 Facsimile: +44 370 703 6322 LODGEMENT OF YOUR PROXY To be valid, this proxy form must be received by 11:00am (London time) on Tuesday 15 October 2019 Any proxy form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting. How to complete this proxy form Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the Chairman, please insert the name of your chosen proxy holder in the space provided (see reverse). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If left blank, your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account). Appointment of additional proxies You may appoint more than one proxy provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, additional proxy form(s) may be obtained by contacting the Share Registrar’s helpline listed below under “Any questions?”, or you may photocopy this form. Please indicate in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope. Directing your proxy how to vote If you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Vote Withheld” box for each resolution. The “Vote Withheld” option is provided to enable you to withhold your vote on any particular resolution. However, it should be noted that a “Vote Withheld” is not a vote in law and will not be counted in the calculation of the proportion of the votes “For” and “Against” a resolution. In the absence of instructions and to the extent permitted by law, your proxy may vote or withhold the vote as he or she thinks fit. IMPORTANT NOTE: In this proxy form, BHP Group Plc and BHP Group Limited together are referred to as BHP. The key management personnel (‘KMP’) of BHP (which includes each of the Directors) and their closely related parties will not be able to vote as your proxy on Items 7, 8, 9 and 10 unless you tell them how to vote or, if the Chairman of the Meeting is your proxy, you expressly authorise him to vote even though Items 7, 8, 9 and 10 are connected with the remuneration of the KMP. If you intend to appoint a member of the KMP as your proxy, you can direct them to vote for or against or to abstain from voting on Items 7, 8, 9 and 10 by marking the appropriate boxes on the proxy form. CREST electronic proxy appointment service To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID number 3RA50) not later than 11:00am (London time) on Tuesday 15 October 2019. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. Signing instructions You must sign this proxy form as follows in the spaces provided: Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney. Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company’s Share Register. Power of Attorney or Relevant Authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Share Registrar by the time above or be enclosed with this form, and the words “authorised signatory” should be added under the signature on the reverse of this form. Companies: Where the holding is in the name of a company, then this form must be given under the common seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority. Electronic proxy lodgement: To appoint a proxy electronically go to bhp.com or eproxyappointment.com, then follow the instructions. You can also use the BHP mobile voting service for smartphones. To access these services you will need the Control Number, shown below, together with your Shareholder Reference Number (SRN) and Personal Identification Number (PIN), which are printed on the front of this proxy form. If you hold shares through CREST you may appoint a proxy or proxies through the CREST electronic proxy appointment service. Any questions? If you have any questions on how to complete this proxy form or to obtain additional forms, please call: +44 344 472 7001. Documents may be lodged: BHP Group Plc Registered in England and Wales Number 3196209 BY SMARTPHONE Scan QR Code IN PERSON Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8AE United Kingdom BY MAIL Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZY United Kingdom VIA THE INTERNET bhp.com eproxyappointment.com Control Number: 916035 257209_02_V1 158713_3_RUN_ON/000001/000002/i

For Against Vote Withheld 257209_02_V1 In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you. C C S 0 0 7 1 Appointment of Proxy the Chairman of the Meeting (mark box with an ‘X’) OR the name of the person (or body corporate) you are appointing, if someone other than the Chairman of the Meeting. Number of shares being voted I/We being a member/s of BHP Group Plc and entitled to attend and vote hereby appoint or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally at the meeting on my/ our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Annual General Meeting of BHP Group Plc to be held at the QEII Centre, Broad Sanctuary, Westminster, London on Thursday 17 October 2019 at 11:00am (London time) and at any adjournment thereof. Please tick here to indicate that this proxy appointment is one of multiple appointments being made. IMPORTANT NOTE: The Chairman of the Meeting intends to vote available proxies in favour of Items 1 to 20 and against Items 21 and 22. If the Chairman of the Meeting is your proxy (or becomes your proxy by default), by signing and returning this form you expressly authorise the Chairman of the Meeting to exercise your proxy on Items 7, 8, 9 and 10 even though the Items are connected with the remuneration of a member of key management personnel. If you appoint the Chairman of the Meeting as your proxy, you can direct the Chairman to vote for or against or abstain from voting on Items 7, 8, 9 and 10 by marking the appropriate box below. Individual or Shareholder 1 Individual/Sole Director and Sole Company Secretary Shareholder 2 Director/Company Secretary Shareholder 3 Shareholder 4 PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented. Contact Name Contact Daytime Telephone Date / / 12L71I D01 251209_01_V6 Appointment of Proxy Individual or Shareholder 1 Individual/Sole Director and Sole Company Secretary Shareholder 2 Director/Company Secretary Shareholder 3 Director PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented. the Chairman of the Meeting (mark box with an ‘X’) OR Write here the name of the person (or body corporate) you are appointing if this person is someone other than the Chairman of the Meeting. I/We being a member/s of BHP Group Limited and entitled to attend and vote hereby appoint or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Annual General Meeting of BHP Group Limited to be held at the International Convention Centre (ICC), 14 Darling Drive, Sydney, New South Wales, Australia on Thursday 7 November 2019 at 10:00am (Sydney time) and at any adjournment or postponement thereof. Contact Name Contact Daytime Telephone Date / / B H P 2 5 1 2 0 9 A In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you. IMPORTANT NOTE: The Chairman of the Meeting intends to vote available proxies in favour of Items 1 to 20 and against Items 21 and 22. If the Chairman of the Meeting is your proxy (or becomes your proxy by default), by signing and returning this form you expressly authorise the Chairman of the Meeting to exercise your proxy on Items 7, 8, 9 and 10 even though the Items are connected with the remuneration of a member of key management personnel. If you appoint the Chairman of the Meeting as your proxy, you can direct the Chairman to vote for or against or abstain from voting on Items 7, 8, 9 and 10 by marking the appropriate box below. Please Note: If the Chairman of the Meeting is appointed as your proxy (or becomes your proxy by default), the Chairman of the Meeting intends to vote available proxies in the manner set out beside each resolution. This reflects the Board’s recommendation. Voting directions to your proxy Please mark X (within the box) to indicate your directions For For ï,£ ï,£ For ï,£ ï,£ ï,£ For ï,£ ï,£ ï,£ For ï,£ ï,£ ï,£ For ï,£ ï,£ ï,£ For ï,£ ï,£ ï,£ For ï,£ ï,£ ï,£ For ï,£ ï,£ ï,£ For ï,£ ï,£ ï,£ For ï,£ ï,£ ï,£ For ï,£ ï,£ ï,£ For ï,£ ï,£ ï,£ For ï,£ ï,£ ï,£ For ï,£ ï,£ ï,£ For ï,£ ï,£ ï,£ For ï,£ ï,£ ï,£ For ï,£ ï,£ ï,£ For ï,£ ï,£ ï,£ For 1 To receive the 2019 Financial Statements and Reports for BHP 2 To appoint Ernst & Young LLP as the auditor of BHP Group Plc and Ernst & Young as the auditor of BHP Group Limited 3 To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Group Plc 4 To approve the general authority to issue shares in BHP Group Plc 5 To approve the authority to allot equity securities in BHP Group Plc for cash 6 To authorise the repurchase of shares in BHP Group Plc 7 To approve the Directors’ remuneration policy 8 To approve the 2019 Remuneration Report other than the part containing the Directors’ remuneration policy 9 To approve the 2019 Remuneration Report 10 To approve the grant to the Executive Director 11 To elect Ian Cockerill as a Director of BHP 12 To elect Susan Kilsby as a Director of BHP 13 To re-elect Terry Bowen as a Director of BHP 14 To re-elect Malcolm Broomhead as a Director of BHP 15 To re-elect Anita Frew as a Director of BHP 16 To re-elect Andrew Mackenzie as a Director of BHP 17 To re-elect Lindsay Maxsted as a Director of BHP 18 To re-elect John Mogford as a Director of BHP 19 To re-elect Shriti Vadera as a Director of BHP 20 To re-elect Ken MacKenzie as a Director of BHP ï,£ ï,£ ï,£ Against Resolutions not endorsed by the Board ï,£ ï,£ ï,£ Against 21 To amend the constitution of BHP Group Limited 22 To suspend memberships of Industry Associations that are involved in lobbying inconsistent with the goals of the Paris Agreement ï,£ XX ï,£ ï,£